SOLAR CAPITAL LTD.

500 Park Avenue

New York, NY 10022

(212) 993-1670

April 1, 2015

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, DC 20549

Attn: Christina DiAngelo Fettig

Re:	Solar Capital Ltd.
Registration Statement on Form N-2 (File No. 333-194870)

Dear Ms. Fettig:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Solar Capital Ltd. (the “Company”) respectfully requests acceleration of effectiveness of the above-captioned registration statement (the “Registration Statement”), including all amendments thereto, to 5:00 p.m., Eastern Time, on April 1, 2015 or as soon thereafter as possible.

In connection with the submission of the Company’s request for accelerated effectiveness of the above-referenced Registration Statement, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SOLAR CAPITAL LTD.

By:	/s/ Richard L. Peteka
Richard L. Peteka Chief Financial Officer, Treasurer and Secretary